                                             FOLEY & LARDNER LLP
                                             ATTORNEYS AT LAW

                                             ONE DETROIT CENTER
             August 12, 2005                 500 WOODWARD AVENUE, SUITE 2700
                                             DETROIT, MI  48226-3489
                                             313.234.7100 TEL
                                             313.234.2800 FAX
                                             www.foley.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549-4561
Attention: Timothy A. Geishecker, Esq.

                  Re:  Euro Currency Trust - Registration Statement on Form S-1
                       (Registration Number 333-125581)

Gentlemen:

                  On behalf of Euro Currency Trust (the "Trust"), sponsored by
PADCO Advisors II, Inc. d/b/a Rydex Investments (the "Sponsor"), earlier today we filed Amendment No. 1 ("Amendment No. 1") to the Registration Statement on
Form S-1 filed by the Trust on June 7, 2005 (the "Registration Statement").
Enclosed with the hard copy of this letter is a blacklined version of Amendment
No. 1 showing the changes made to the Registration Statement.

                  Set out below are our responses, made on behalf of the Trust, to the comment letter of the Division of Corporation Finance (the "Staff") dated
July 7, 2005. For your convenience, the text of each Staff comment is stated in full, and our response follows each comment. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1. Page numbers mentioned in this letter refer to the corresponding page numbers in the blacklined version of Amendment No. 1 delivered to Mr. Geishecker in "Word"
format by electronic mail as a courtesy copy of the filing.

                  GENERAL
                  -------

1.       Please move your "Statement Regarding Forward-Looking Statements" after your description of "Risk factors."

Response: The Trust has revised Amendment No. 1 as requested to address this comment.

2.       We will process your amendment with missing information (e.g., exhibits, financials, missing text throughout such as in the section on experts, etc.). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on, and we may take a significant amount of time to review your document. Also, the staff will not be in a position to comment further on your disclosure until you provide your audited financial statements and relevant stub period disclosure.

Response: The Trust has provided in Amendment No. 1 all of the relevant information that is known and reasonably available at this date. The form of financial statement has been included at page F-3 and following. The auditor's consent will be filed as an exhibit to a subsequent



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

amendment that includes a signed audit report. Pertinent financial statement information missing from Amendment No. 1 will be provided in an Amendment No. 2 to the Registration Statement ("Amendment No. 2").

3.        Advise the staff regarding the ownership of PADCO Advisors II and the
          Rydex entities.

Response: The Sponsor, PADCO Advisors II, Inc. d/b/a Rydex Investments, is a
privately-held company owned and controlled by two irrevocable trusts. Rydex
Investments is also the "d/b/a" name for PADCO Advisors, Inc., an affiliate of
PADCO Advisors II. Information describing the ownership of PADCO Advisors II and
Rydex Investments has been provided at page 23 of the prospectus.

After we receive your comments on Amendment No. 1 but before the Trust files
Amendment No. 2, PADCO Advisors II will organize a wholly-owned subsidiary in the name of Currency Group LLC to replace PADCO Advisors II as the Sponsor.
While Currency Group LLC was formed as a Delaware limited liability company in
May 2005, it has no operating agreement currently in effect and its officers and directors have not yet been appointed. In Amendment No. 2, the Trust will identify Currency Group LLC as the Sponsor, and provide additional disclosure about Currency Group LLC as appropriate. See our response to Staff comment 23 for an additional risk factor relating to Currency Group LLC that the Trust intends to provide in Amendment No. 2.

Organizational documents of PADCO Advisors II have previously been filed by the
Trust in connection with the initial Registration Statement. The Trust will file organizational documents of Currency Group LLC in Amendment No. 2. Some of the
exhibits filed with Amendment No. 1 refer to Currency Group LLC as the Sponsor in anticipation of its organization.

4.       Revise the disclosure to identify the section 2(a)(4) issuer under the
         Securities Act.

Response: The Trust has revised the disclosure on the cover page of the prospectus as requested to address this comment.

5.       We did not see disclosure regarding your property or legal proceedings.
         Please refer to Item 11 of the instructions to Form S-1 and revise.

Response: The property of the Trust is identified under the caption "Principal
Offices" on page 2 of the prospectus. The absence of legal proceedings is disclosed under the caption "Legal Proceedings" on page 44 of the prospectus.

6.       We note the Trust structure and potential differences from corporate entities with respect to management, executives, related party transactions, etc. Please disclose, if applicable, the information required by Items 11(k)-(n) of the instructions to Form S-1 and revise.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Response: The Trust does not maintain any of the arrangements contemplated by
Items 11(k)-(n) of the instructions to Form S-1. Accordingly, the prospectus does not contain disclosure pertaining to these Items.

7.       We note your proposed maximum offering price per Share of $48.93.
         Please provide an explanation as to how you determined your offering price and refer to Item 5 of Form S-1.

Response: The $48.93 maximum offering price per Share was estimated solely for the purpose of calculating the registration fee for the June 7, 2005 filing of the Form S-1. It was determined by dividing the (euro)4,000,000 originally fixed for each Basket by the 100,000 Shares originally fixed for each Basket and by converting the resulting amount into dollars based upon the Noon Buying Rate of
$1.2232 per euro on June 1, 2005. We have changed the Basket amounts in
Amendment No. 1 to (euro)5,000,000 per Basket and 50,000 Shares per Basket.
Based upon the Noon Buying Rate of $1.2121 per euro on July 28, 2005, these data result in a maximum offering price per share of $121.21, which we have utilized to make the filing fee calculation for Amendment No. 1. See footnote (1) to the
Calculation of Filing Fee tables of the Form S-1 and of Amendment No. 1.

With respect to Item 5 of Form S-1 and Item 505 of Regulation S-K, the Trust
believes the third paragraph on the cover page of the prospectus provides the required disclosure.

8.       Advise the staff regarding any negotiations, arrangements or understandings that the Sponsor or Distributor may have with any party that may act as an Authorized Participant.

Response: The Sponsor has advised us that neither the Sponsor nor the
Distributor has had any negotiations, arrangements or understandings with any party relative to its possible role as an Authorized Participant, with one exception. The one exception is that the Sponsor is discussing with Bear Hunter
Structured Products LLC, a registered broker-dealer, the possibility that Bear
Hunter Structured Products LLC might be the Initial Purchaser. We have added to this filing a form of Participant Agreement that will document the arrangement and understanding of the role of Authorized Participants. Authorized
Participants will receive no fees, commission or other form of compensation or inducement of any kind from the Trust, the Sponsor or the Distributor.

9.       Please advise the staff regarding the registrant's plans for complying with the reporting obligations of the Exchange Act, since you will be registering under Section 12(b) of the Exchange Act in order to begin trading on the New York Stock Exchange. In particular, please discuss your plans for compliance with the certification requirements under the
         Sarbanes Oxley Act and the structure of your ongoing reports.

Response: Although the Trust intends to file periodic reports under the Exchange
Act, it will submit a no-action letter request for relief from certain reporting obligations of the Exchange Act and certain other requirements of the
Sarbanes-Oxley Act.

10.      Pursuant to Section II.B.2.i of Release 33-6900, please provide us with copies of any sales literature you intend to use in connection with this offering prior to its use. Also, please



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

         confirm that you will continue to abide by this obligation subsequent to effectiveness of the current registration statement.

Response: No such sales literature has been created to date. On behalf of the
Trust, we confirm that the Trust will abide by the obligations created by
Section II.B.2.i of Release No. 33-6900.

                  COVER PAGE
                  ----------

11.      Revise the Cover Page to disclose the price that Shareholders will pay for the Shares in the initial distribution of the securities. Please refer to Item 501 of Regulations S-K.

Response: The Shareholders are members of the general public who choose to purchase Shares from Authorized Participants. The price that the Shareholders will pay for their Shares, including the Shares included in the initial Baskets intended to be issued two or three days before effectiveness of the Registration
Statement, cannot be determined by the Trust. Only Authorized Participants may purchase Baskets of Shares and only by paying an amount of euro equal to the net asset value per share for the 50,000 Shares included in a Basket. The Trust is not paying any discount or commission in connection with the creation of Baskets of Shares. It is the Authorized Participants that will determine when, and at what prices, they may choose to sell unbundled Shares to the public through the facilities of the NYSE. Any commissions or fees charged in connection with those resales will be determined by the broker-dealers who effect those sales on the
NYSE or in any other trading market that may develop.

The Trust believes the second and third paragraphs on the cover page of the prospectus provide the disclosure required under Item 501(b)(3) of Regulation
S-K.

                  GLOSSARY OF DEFINED TERMS, PAGE iii
                  -----------------------------------

12.      If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. You should not use a glossary to define commonly understood abbreviations, like SEC, or acronyms, like NASD. Where this is simply not possible, explain these terms in a glossary. In addition, do not use technical terms or industry jargon in your concise explanations. Further, you should not use a glossary to define terms that you have created solely for the purpose of your registration statement. We urge you not to create a vocabulary that is unique to your offering. Refer to Rule 421.

Response: The Trust has revised the glossary by deleting many terms and simplifying the remaining definitions to the extent possible.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

                  PROSPECTUS SUMMARY, PAGE 1
                  --------------------------

13.      We note that the second sentence on page 1 states that the prospectus
         "does not contain or summarize all of the information about the Trust and the Shares contained in this prospectus that is material or may be important to you." Please delete this language.

Response:  The Trust has revised the sentence on page 1 to address this comment.

                  PROSPECTUS SUMMARY - TRUST STRUCTURE, PAGE 1
                  --------------------------------------------

14.      So that investors may better understand the structure of an investment in Shares of Euro Currency Trust, provide a summary or diagram depicting how an investment will flow from the Authorized Participant to the Trust to the purchaser on New York Stock Exchange. Please include a discussion regarding both the purchase and redemption. Please make it clear whether or not the initial investment is made in euros while the Share price is quoted in dollars.

Response: The Trust has added diagrams and related descriptions to the "Creation and Redemption of Shares" section on page 27 of the prospectus to address this comment. These diagrams appear in the filed copy of Amendment No. 1, but are included as a separate attachment to the blacklined version of Amendment No. 1 delivered to Mr. Geishecker by electronic mail as a courtesy copy of the filing.

                  THE OFFERING - INTEREST ON DEPOSITS, PAGE 4
                  -------------------------------------------

15.      Please provide the U.S. dollar equivalent of all monetary amounts in the registration statement. For example, you state a deposit is insured against loss to a maximum of (pound)31,700.

Response: The Trust has revised the prospectus as requested to address this comment; the example you gave has been deleted.

16.      Please provide disclosure regarding the type of underwriting (best efforts, min/max, self underwritten, etc.) you will use as part of your offering. Refer to Item 8 of Form S-1. Also, make similar disclosure changes to the Cover Page.

Response: There are no underwriting arrangements in connection with the issuance of Shares in connection with the creation of Baskets or the resale of Shares by
Authorized Participants on the NYSE or in any other market. Neither the Trust nor the Sponsor has or will enter into any agreement with an Authorized
Participant that provides for any commission or discount on the issuance of
Shares or requires an Authorized Participant to acquire any Baskets or resell any Shares. Neither is the Trust or the Sponsor acting as an underwriter, as the
Trust is only issuing Shares to Authorized Participants in connection with the creation of Baskets and the Sponsor is neither buying nor selling Shares.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

The Distributor and the Authorized Participants may be deemed statutory underwriters, depending upon whether and in what manner they offer to resell and actually resell Shares, and the Trust believes that adequate disclosure is made in this regard. See the response to comment 38 herein.

                  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
                  --------------------------------------------------------

                  ------

17.      We note that you intend to furnish this auditors' report by amendment to your registration statement. It is unclear what type of financial information this independent auditors' report will cover. Please tell us the audited financial information that you intend to file and support that this audited information will fulfill the requirements in
         Item 11 of Form S-1. Note that you must include an auditors' consent as an exhibit to your filing under Item 601(b)(23) of Regulation S-K.

                  In this regard, note that there is no provision for the audit of pro forma data such as the "Opening of Business" information presented on page 8 of your filing. However, AT Section 401 of the
         AICPA Codification of Standards for Attestation Engagements does delineate a procedure covering the examination or review of pro forma information if you elect to engage an accountant to do so.

                  Please call us prior to amending your filing if you have any questions concerning what financial statements you should include in your filing.

                  We may have further comments on the financial information
         after reviewing your response to this comment, and after you file this information in full.

Response: The form of financial statement and notes thereto are included on page
F-3 and following. No comfort letter or other assurance is being requested as to other data and, therefore, no auditor involvement has been engaged to that end.
The audit report will be furnished by amendment, and the auditor's consent will be filed as an exhibit to the amendment that includes the signed audit report.

                  STATEMENT OF FINANCIAL CONDITION, PAGE 8
                  ----------------------------------------

18.      When fees and expenses are mentioned, it is unclear whether they will be borne ultimately by the Shareholders. For example, in footnote 2 on page 8, organization costs of the Trust will be about one million dollars, however, it is unclear who will ultimately pay for them.
         Please revise discussions of fees and commissions throughout the registration statement to clarify how fees will be paid and by whom.
         Refer also to comment 33 below.

Response: The prospectus has been revised to clarify that the only ordinary recurring expense of the Trust is expected to be the Sponsor's fee; that fee is
0.40% of the ANAV. See pages 4, 21 and 36. The example that you mentioned has been deleted.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

                  RISK FACTORS, PAGE 9
                  --------------------

19.      Some of your risk factors contain language like "there is no assurance"
         regarding a certain result when the real risk is not the inability to give an assurance but rather the underlying situation. Please revise to eliminate this and similar language throughout the prospectus.

Response: The Trust has revised "Risk Factors" and other applicable sections of the prospectus as requested to address this comment.

20.      Please explain under what circumstances the price of the Shares would underperform the value of the Euro. These might include, for example, excessive costs incurred by the Trust or operation costs of the Trust exceeding the return of the interest paid by the deposit account.

Response: The Trust believes the risk factor on page 11 entitled "The possible sale of deposited euro by the Trust to pay expenses, if required, will reduce the amount of euro represented by each Share on an ongoing basis regardless of whether the price of a Share rises or falls in response to changes in the price of the euro" addresses this comment.

21.      Add a risk factor that discusses the risk to investors that they must rely upon the secondary market or must amalgamate a Basket in order to receive the underlying assets of the Trust.

Response: To address this comment, the Trust has added a risk factor on page 13 entitled "Shareholders that are not Authorized Participants may only purchase or sell Shares in secondary trading markets."

22.      On pages 27 and 28, you state that neither the Trustee nor the Sponsor is obligated to protect the Trust's assets or to pursue any claims arising for the benefit of the Trust's assets or the Shareholders of the Trust. Add a risk factor that discusses the limited amount of liability to which the Sponsor and the Trustee are subject, and discuss the limited recourse that the Shareholders would have in the event of a failure to act by either party.

Response: To address this comment, the Trust has added a risk factor on page 13 entitled "The liability of the Sponsor and the Trustee under the Depository
Trust Agreement is limited; and, except as set forth in the Depository Trust
Agreement, they are not obligated to prosecute any action, suit or other proceeding in respect of any Trust property."

23.      Disclose the Sponsor's history of managing an investment vehicle like the Trust, and if minimal, consider including this as a risk factor.
         Consider also disclosing what plans the Trust has to address operational or trading problems.

Response: The Trust has revised the section of the prospectus on page 23 entitled "The Sponsor" to address your comment about the Sponsor's management experience. The Trustee oversees the day-to-day operations of the Trust and coordinates the processing of orders to create and redeem Shares with the
Depository. The Trustee and the Depository, subject to the general oversight of the Sponsor, will be responsible for resolving operational and trading problems, if any, that may arise with the Trust in the future. As indicated in our response to comment 3, Currency Group LLC will be organized and replace PADCO
Advisors II as the Sponsor. The Trust will revise the "Risk Factors" section of the prospectus included in Amendment No. 2 by adding the following risk factor:



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

         THE SPONSOR OF THE TRUST IS A NEWLY CREATED ENTITY THAT HAS LIMITED
         FINANCIAL RESOURCES.

         Currency Group LLC was formed as a Delaware limited liability company in May 2005 to act as Sponsor of the Trust and currently has no other business activities. The Sponsor is minimally capitalized and, other than payments it receives from time to time under the Trust Agreement, the Sponsor is not expected to have any sources of revenue or any means of generating cash.

                  SHAREHOLDERS WILL NOT HAVE THE PROTECTIONS ASSOCIATED WITH
                  ----------------------------------------------------------
                  OWNERSHIP. . ., PAGE 10
                  -----------------------

24.      Please summarize those regulatory protections of the Investment Company
         Act of 1940 that are unavailable to investors.

Response: To address this comment, the Trust has revised the risk factor on page
10 entitled "Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment
Company Act of 1940."

                  SHAREHOLDERS WILL NOT HAVE THE RIGHTS ENJOYED BY INVESTORS IN
                  -------------------------------------------------------------
                  CERTAIN OTHER..., PAGE 10
                  -------------------------

25.      Please disclose what statutory rights, if any, that a Shareholder enjoys by investing in the Trust, and whether or not a Shareholder's rights are exclusively contained in the Trust Agreement.

Response: To address this comment, the Trust has revised the risk factor on page
11 entitled "Shareholders will not have the rights enjoyed by investors in certain other financial instruments."

26.      Please include in this risk factor a summary of the section regarding
         Amendments on page 34 (viz., the Trustee and Sponsor may amend the
         Trust Agreement without the consent of any Shareholder) and the potential loss that might result if the Shareholder disagrees with such amendment. Please revise the title of this risk factor accordingly, or alternatively, create a new risk factor describing the risk associated with the section on Amendments.

Response: To address this comment, the Trust has inserted a risk factor on page
13 entitled "The Depository Trust Agreement may be amended to the detriment of the Shareholders without their consent."



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


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Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

                  THE SHARES MAY TRADE AT A PRICE WHICH IS AT, ABOVE, OR BELOW
                  -------------------------------------------------------------
                  THE NAV PER SHARE, PAGE 10
                  --------------------------

27.      Revise this risk factor, or add a separate risk factor, that discusses the fact that since the Trust will only exchange Shares of the Trust in
         100,000-Share units, that there would be a reduced chance for traders to engage in arbitrage trading, increasing the chance that the trading price will fail to mirror the value of the underlying assets of the
         Trust.

Response: The number of Shares in a Basket has no bearing on the arbitrage opportunity. Arbitrage can be expected to occur in the secondary market for
Shares rather than in the primary market for Baskets. For example, a customer of an Authorized Participant sells 10,000 Shares on the NYSE. The seller is free to offset the sale of Shares by purchasing a like amount of euro in the foreign exchange market. When the dollar is valued higher against the euro in the secondary market for Shares than it is in the foreign exchange market, selling
Shares for dollars and using the dollars to buy euro will be a profitable arbitrage; this is so regardless of the size of a Basket.

                  THE INTEREST RATE EARNED BY THE TRUST, ALTHOUGH COMPETITIVE,
                  ------------------------------------------------------------
                  MAY NOT BE THE..., PAGE 11
                  --------------------------

28.      Please include in the subheading the fact that the interest rate earned by the Trust may be inadequate to offset the Trust's fees and that if the Sponsor believes the interest rate is not competitive, the
         Sponsor's recourse will be to remove the Depository and terminate the
         Deposit Account.

Response: The Trust has revised the risk factor sub-heading on page 11 to address this comment.

29.      We note that you state elsewhere in the filing that in the event that the Depository were to resign or be removed, the Trust would terminate
         (e.g., on page 11). We see that you do not mention that the Trust terminates upon removal of the Depository in this risk factor. Given the significance of the Trust's termination, please revise this risk factor in both the text and subheading to include the Trust's termination.

Response: The disclosure elsewhere in the prospectus regarding the automatic termination of the Trust upon the resignation or removal of the Depository has been revised.

                  IN ISSUING BASKETS, THE TRUSTEE RELIES ON CERTAIN INFORMATION
                  -------------------------------------------------------------
                  RECEIVED FROM THE..., PAGE 12
                  -----------------------------

30.      Please disclose whether or not there exists a mechanism to reconcile the loss that might result due to the Trustee relying on incorrect information.

Response: The Trust has deleted this risk factor because it has determined that the likelihood of information provided to the Trustee being incorrect is immaterial.

                  OVERVIEW OF THE FOREIGN EXCHANGE INDUSTRY, PAGE 14
                  --------------------------------------------------

31.      Please describe how the Trust relates to your description of the foreign exchange industry as this section does not refer to the Trust.
         For example, disclose the types of transactions in which the trust will typically engage.

Response: Disclosure has been added to the "Overview of Foreign Exchange
Industry" section on page 16 of the prospectus to address this comment.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

                  INVESTMENT ATTRIBUTES OF THE TRUST, PAGE 16
                  -------------------------------------------

                  INDIRECT PARTICIPATION IN THE EURO MARKET, PAGE 16
                  --------------------------------------------------

32.      Please revise this section to provide the website where the trust will announce the value of the Trust's holdings.

Response: The Trust has revised the "Investment Attributes of the Trust" section on page 20 of the prospectus to address this comment.

                  TRUST EXPENSES, PAGE 17
                  -----------------------

33.      You discuss expenses and fees in general terms throughout the registration statement, and it is difficult to assess their impact.
         Please provide a table or diagram explaining the magnitude of the fees, a description of the fees (e.g., how they are determined, how often and on what basis), who will pay them and who will receive them. In other sections of the registration statement where you discuss fees (e.g.,
         The Sponsor on page 19, the Trustee on page 20, Expenses of the Trust on page 31), please include a similar discussion describing the factors set forth in the forgoing sentence.

Response: The Trust has revised the disclosure regarding fees and expenses at pages 4, 21 and 36 of the prospectus to clarify the matters covered by your comment. We believe that this disclosure, as simplified and clarified, is readily understandable.

                  DESCRIPTION OF THE TRUST, PAGE 18
                  ---------------------------------

34.      It appears as if the Authorized Participants shall pay for Baskets with euros whereas Shareholders shall pay for Shares with dollars. Please make this clear in this section as well as at the outset of the registration statement.

Response: The Trust has revised the cover page of the prospectus and the
"Description of the Trust" section on page 22 of the prospectus to address this comment.

35.      Please provide the staff with your legal analysis supporting your assertion in the second paragraph on page 18 that the Trust is not an investment company under the Investment Company Act of 1940.

Response: For the reasons stated below, the Trust is not an investment company as defined in the Investment Company Act of 1940.

In essence, the Investment Company Act defines an "investment company" to mean any issuer that, among other things, invests in "securities" (Section
3(a)(1)(A)) or "investment securities" (Section 3(a)(1)(C)).



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Euro are not "securities" as defined in Section 2(a)(36), just as gold bars, silver ingots and rare coins are not "securities." It follows that the Trust's investment in euro would not constitute investment in "securities" and, therefore, the Trust would fall outside the Act's definition of "investment company." Although the Trust's assets will be deposited in a demand deposit bank account, bank accounts are generally deemed to be cash items - not securities.
For example, Rule 6-04.5. of Regulation S-X defines "cash," for balance sheet purposes, to mean "cash on hand and demand deposits," so that a euro demand deposit bank account would not constitute "investment securities." See Release
No. IC-12871 (1982).

Although the SEC staff has, under certain circumstances, deemed certain bank instruments (such as certificates of deposit) to be "investment securities,"
those circumstances do not exist here. The Supreme Court has said that, in determining the status of an instrument as a "security," form should be disregarded for substance and the emphasis should be on economic reality."
Tcherepnin v. Knight, 389 U.S. 332, 336 (1967); see United Housing Foundation,
Inc. v. Forman, 421 U.S. 837, 848 (1975). The economic rationale of the Trust and principal appeal of the Trust to investors is, as disclosed in the Form S-1, to track the value of the euro in relation to the U.S. dollar. The relatively modest rate of interest that the Trust can earn on euro held in a demand deposit account is purely incidental to the primary investment purpose of the Trust;
namely, investing in euro. Under the rule of law announced by the Supreme Court, the Trust's proposed investment in euro is dominant, principal and central, whereas the manner of holding the euro is subordinate, secondary and auxiliary.
It follows that the Trust's holding of euro in a bank account would not constitute investment in "securities" and, therefore, the Trust would fall outside the Investment Company Act's definition of "investment company."

This legal conclusion is supported by policy considerations. In response to the
Staff's comment number 24, we have summarized in the prospectus the regulatory protections of the Investment Company Act that would be unavailable to investors. These protections, on their face, are inapposite and beside the point in view of the essential economic nature of the Trust and its principal economic appeal to investors. The intricate regulatory scheme of the Investment Company
Act cannot be applied to the Trust; and, even if it could be applied to the
Trust, there is no public interest to be furthered by having the SEC regulate the Trust under the Investment Company Act in addition to its regulation of this offering of securities under the Securities Act.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

                  THE TRUSTEE, PAGE 20
                  --------------------

36.      You state in the last sentence of the first full paragraph that a copy of the Trust Agreement is available for inspection at BNY's trust office. Please state that the Trust Agreement will be available on-line with EDGAR in this section as well as others (e.g., Books and Records on page 32).

Response: The Trust has revised the applicable disclosure in the prospectus to address this comment.

                  PLAN OF DISTRIBUTION, PAGE 20
                  -----------------------------

37.      You state on page 20 that the depository and its affiliates may act as
         Authorized Participants or purchase or sell euros or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion. Consider disclosing potential conflicts of the Depository's interests against those of other parties in the section on risk factors.

Response: The Depository's role with respect to the Trust and its operations is strictly limited to maintaining the Deposit Account as provided in the Deposit
Account Agreement. The Depository has no discretionary role in the day-to-day operations of the Trust. The Depository's role in maintaining the Deposit
Account is generally similar to the role it plays with respect to any other demand deposit account it maintains. Given the Depository's limited and clearly defined role in the operation of the Trust, and the large size of the USD/euro exchange market and the anticipated size of the Share trading market on the
NYSE, the Trust does not believe any potential conflict of interest with respect to the Depository or one or more of its affiliates acting as an Authorized
Participant or purchasing or selling euro or Shares for their own account, as agent for their customers or for accounts over which they exercise investment discretion, rises to a level that requires disclosure as a risk factor.

38.      Provide the staff with your analysis regarding whether the Distributor and Authorized Participants are underwriters for the Trust's Shares.

Response: The Trust acknowledges that the Distributor and Authorized
Participants may be deemed to be statutory underwriters of the Trust's Shares.
The Trust notes that this same issue arose in the streetTracks(R) Gold Trust initial public offering. The language used in the "Plan of Distribution" section of the Trust's prospectus is the same language used - in response to Staff comment -- in the Registration Statement on Form S-1 (No. 333-105202) utilized for that offering.

                  DESCRIPTION OF THE SHARES, PAGE 21
                  ----------------------------------

39.      Will the last sentence of the first paragraph apply to private placements and other exempt offerings? Please clarify in your disclosure.

Response: After the effectiveness of the Registration Statement, the Trust does not intend to create or issue any Shares that are not offered pursuant to a registration statement and listed on the NYSE, and we believe that the disclosure effectively communicates this point.

                  DESCRIPTION OF THE DEPOSIT ACCOUNT AGREEMENT, PAGE 22
                  -----------------------------------------------------

40.      Please provide a summary stating which agreements and parties are bound by New York law, English law or another jurisdiction's law.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Response: As stated in the prospectus with respect to each agreement, the
Deposit Account Agreement and the parties thereto are subject to English law, and the Depository Trust Agreement and the parties to it are subject to the laws of the State of New York.

                  CREATION AND REDEMPTION ON SHARES, PAGE 23
                  ------------------------------------------

41.      Revise your discussion on page 26 to clarify what "reasonably practicable" means for purposes of rejecting redemption orders.

Response: The Trust has determined that the provision for the rejection of redemption orders is not necessary, and it has been deleted from the Depository
Trust Agreement.

                  LICENSE AGREEMENT, PAGE 26
                  --------------------------

42.      Please include a risk factor explaining the circumstances under which the Sponsor could lose the license covering systems and methods for securitizing a commodity and what effect this would have on
         Shareholders if such license were revoked.

Response: To address this comment, the Trust has added a risk factor on page 13 entitled "The License Agreement with The Bank of New York may be terminated by The Bank of New York in the event of a material breach by the Sponsor.
Termination of the License Agreement might lead to early termination and liquidation of the Trust."

                  DESCRIPTION OF THE TRUST AGREEMENT, PAGE 27
                  -------------------------------------------

43.      Revise your discussion of the indemnification provisions to specify the
         "certain losses, liabilities or expenses" for which the Sponsor will receive indemnification under the Trust Agreement.

Response: The Trust has revised the applicable disclosure on page 32 of the prospectus in response to this comment.

                  TERMINATION OF THE TRUST, PAGE 33
                  ---------------------------------

44.      You state that the Trust will terminate after a maximum period under
         New York law without saying how long such period lasts. Please revise.

Response: The Trust has revised the "Termination of the Trust" section on page
38 of the prospectus and made other conforming changes in the prospectus to address this comment.

                  PLAN OF DISTRIBUTION, PAGE 39
                  -----------------------------

45.      Please provide more background on how and when in the registration process the Authorized Participants will purchase the Baskets and the
         Shareholders purchase the Shares.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Response: We anticipate that a registered broker-dealer identified in the Plan of Distribution will execute a Participant Agreement and will create three
Baskets of Shares (or 150,000 Shares) on the third day before the Registration
Statement is declared effective. This creation will also provide the initial corpus of the Trust, (euro)15,000,000, allowing the financial statements as of that day to be finalized and audited and reported on by the Trust's auditor in a pre-effective amendment to the Registration Statement.

Upon the effectiveness of the Registration Statement, the Shares will be authorized for trading on the NYSE and the initial Authorized Participant may begin selling the Shares in the initial Baskets, if it chooses to do so.
Additionally, that Authorized Participant, as well as any additional broker-dealers or qualified institutions that deliver Participant Agreements, can create Baskets and begin trading the Shares included in those Baskets on the
NYSE, subject to compliance with the T+3 delivery rules.

We note that this procedure is identical to the procedure followed in the
iShares COMEX Gold Trust initial public offering, as reflected on the cover page of the prospectus included in the Registration Statement on Form S-1 (No.
333-112589) utilized for that offering.

46.      In your discussion of the "continuous" nature of the distribution, you mention that there would be issuances and cancellations on an ongoing basis. However, you have only registered 300,000 Shares, or 3 Baskets, which would at most permit you to originate and cancel one Basket three times. Please clarify how you intend to register additional issuances of the securities in the event that demand or "churn" exceeds the three
         Baskets that you have registered.

Response: We anticipate filing for the Trust a final pre-effective amendment to the Registration Statement after all Staff comments have been addressed to your satisfaction, and within three days of anticipated effectiveness, solely for the purpose of increasing the registered amount of Shares up to or in excess of $1 billion. Please see our response to comment 45 for additional information regarding anticipated initial funding of the Trust, and Basket creation, beginning on the third day before effectiveness of the Registration Statement.

                  WHERE YOU CAN FIND MORE INFORMATION, PAGE 40
                  --------------------------------------------

47. Please update the current address of the Securities and Exchange Commission.

Response: The Trust has revised the "Where You Can Find More Information"
section on page 45 of the prospectus as requested to address this comment.

                  INDEX TO FINANCIAL STATEMENTS, PAGE 41
                  --------------------------------------

48.      Please provide an example of the financial statements you intend to file and a summary of significant accounting principles which the Trust is intending to apply once operations of the Trust commence. We may have further comments after this information is provided.



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Response: An example of the financial statements the Trust intends to file with its periodic reports is attached as Exhibit A to this letter. The significant accounting policies of the Trust are summarized in Note 2 of the Notes to such financial statements.

                  EXHIBIT 5
                  ---------

49.      Please include your legal opinion in your next filing.

Response: Exhibit 5.1 of Amendment No. 1 is the form of legal opinion of Foley &
Lardner LLP, counsel to the Sponsor.

                  EXHIBIT 8
                  ---------

50. Please include your tax opinion in your next filing.

Response: Exhibit 8.1 of Amendment No. 1 is the form of tax opinion of Foley &
Lardner LLP, counsel to the Sponsor.

Please contact the undersigned at (313) 234-7103 should you have any questions or comments regarding these responses.

                                          Very truly yours,

                                          FOLEY & LARDNER LLP

                                          By /s/ Patrick Daugherty
                                             ---------------------
                                                   Patrick Daugherty

cc:      Mr. Timothy Meyer
         Mr. J. Stuart Thomas



JACKSONVILLE           NEW YORK            BOSTON              SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES            ORLANDO             BRUSSELS            SAN FRANCISCO       TOKYO
MADISON                SACRAMENTO          CHICAGO             SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE              SAN DIEGO           DETROIT             TALLAHASSEE         WEST PALM BEACH


                                                               EXHIBIT A
                                                               ---------

                               EURO CURRENCY TRUST

                        STATEMENT OF FINANCIAL CONDITION

                As of the Opening of Business on __________, 2005



ASSETS
Current assets........................................................................................$_________
Cash and equivalents (euro)........................................................................... _________
Receivable for redeemable capital shares sold......................................................... _________
Total Assets..........................................................................................
                                                                                                       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities...................................................................................$_________
Accrued Expenses...................................................................................... _________
Payable for redeemable capital shares redeemed........................................................ _________
Total Liabilities..................................................................................... _________
Commitments and Contingent Liabilities

Redeemable Capital Shares, no par value, __________ authorized........................................ _________

Retained Earnings..................................................................................... _________

Total Liabilities and Shareholders' Equity............................................................

                                                                                                       $
                                                                                                        ========


                       See notes to financial statements.

                               EURO CURRENCY TRUST

                                INCOME STATEMENT

     For the period from ____________________ to __________________________



SALES
Realized gain/loss on euro sold to fund redemptions..................................................$__________
Unrealized gain/loss on euro-based assets and liabilities............................................ __________
Interest Income......................................................................................$__________
        Total Income................................................................................. __________
EXPENSES
Sponsor's fees.......................................................................................$__________

Net Income........................................................................................... __________

Earnings per share...................................................................................$__________
Weighted-average shares outstanding ................................................................. __________


                       See notes to financial statements.

                               EURO CURRENCY TRUST

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

     For the period from ____________________ to __________________________



                                                                                             TOTAL
                                                                                         SHAREHOLDERS'
                                                                                            EQUITY

Balance.................................................................................$__________
Net Income.............................................................................. __________
Adjustment of redeemable capital shares to redemption value............................. __________


                       See notes to financial statements.

                               EURO CURRENCY TRUST

                             STATEMENT OF CASH FLOWS

     For the period from ____________________ to __________________________



Cash received to purchase redeemable capital shares ........................................$_________
Cash paid to redeem redeemable capital shares............................................... _________
Cash paid for expenses...................................................................... _________
Net cash provided by operating activities................................................... _________

Increase (decrease) in cash................................................................. _________
Cash, beginning of the year................................................................. _________

Cash, end of the year.......................................................................$_________

Supplemental disclosure of non-cash information............................................. _________
Carrying value of euro received for creation of shares......................................$_________
Carrying value of euro distributed for redemption of shares at average cost.................$_________


                       See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE TRUST

The Euro Currency Trust (the "Trust") was formed under the laws of New York on
_______, 2005. The sponsor is Currency Group LLC d/b/a Rydex Investments
("Sponsor"), whose member and manager is PADCO Advisors II, Inc. (d/b/a Rydex
Investments). The Trust's Sponsor is responsible for overseeing the performance of the Trustee and the Trust's principal service providers. The trustee, The
Bank of New York (the "Trustee"), is responsible for the day-to-day administration of the Trust.

The investment objective of the Trust is for the Trust's shares (the "Shares")
to reflect the price of the euro. The Trust's assets will consist only of euro on demand deposit in a euro-denominated, interest-bearing account at JPMorgan
Chase Bank N.A., London Branch (the "Depository"). The Trust will offer a vehicle for investors to own and trade euro based on a share-certificate format.

The Trustee will terminate and liquidate the Trust if, among other things, the net asset value of the Trust remains less than $100 million for 30 consecutive business days at any time after the first 90 days of the Shares being offered on the New York Stock Exchange or the Trust fails to qualify for treatment as a grantor trust for U.S. federal income taxes. The Sponsor may, and it is anticipated that it will, direct the Trustee to terminate and liquidate the
Trust at any time after the first anniversary of the Trust's formation when the net asset value of the trust is less than $300 million, as adjusted for inflation.

2. SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

B. FOREIGN CURRENCY TRANSLATION

Foreign Currency Translation
Cash and equivalents (euro) are translated at the Noon Buying Rate, which is the
USD/euro exchange rate as determined by the Federal Reserve Bank of New York as of 12:00 PM (New York time) on each day that the New York Stock Exchange is open for regular trading. Income is translated at the average exchange rates during the year. Expenses are paid in U.S. dollars. Transaction and translation gains and losses are reflected in earnings.

C. FEDERAL INCOME TAXES

The Trust is treated as a "grantor trust" for federal income tax purposes and, therefore, no provision for federal income taxes is required. Interest, gains and losses are "passed through" to the holders of Shares of the Trust.

D. REVENUE RECOGNITION

When euro are converted to settle a redemption, it is considered a sale of euro for financial statement purposes. Gains and losses on the sale of euro are computed on the trade date on the [__________] basis. Interest is accrued as earned.

3.  REDEEMABLE CAPITAL SHARES

Shares of the Trust are classified as "redeemable" for financial statement purposes, since they are subject to redemption. Trust Shares are issued and redeemed continuously in Baskets of 50,000 Shares in exchange for euro.
Individual investors cannot purchase or redeem Shares in direct transactions with the Trust. Authorized Participants are the only persons that may place orders to create and redeem Baskets. An Authorized Participant is a Depository
Trust Company participant that is a registered broker-dealer or other institution eligible to settle securities transactions though the book-

entry facilities of the Depository Trust Company and which has entered into a contractual arrangement with the Trust and the Sponsor governing, among other matters, the creation and redemption process. Authorized Participants may redeem their Shares at any time in the prescribed aggregations of 50,000 Share Baskets.

The Trustee determines the net asset value of the Trust. In doing so, the
Trustee values the euro held by the Trust on the basis of the Noon Buying Rate.

Once the value of the euro has been determined, the Trustee subtracts all estimated accrued but unpaid expenses and fees of the Trust that are or will be incurred or accrued through the close of business on the evaluation day (other than asset-based expenses accruing for the evaluation day) from the total value of the euro owned by the Trust. The resulting figure is the adjusted net asset value of the Trust. The adjusted net asset value of the Trust is used to compute the asset-based fees of the Trust. Such asset-based fees are subtracted from the adjusted net asset value and the resulting figure is the Trust's net asset value. The Trustee also determines the net asset value per Share by dividing the net asset value of the Trust by the number of the Shares outstanding as of the close of trading on the New York Stock Exchange. Shares deliverable under a purchase order are considereded outstanding for purposes of determining net asset value per Share; Shares deliverable under a redemption order are not considered outstanding for this purpose.

Due to expected continuing sales and redemption of capital stock and the three-day period for settlement of the Shares, the Trust reflects Shares sold as a receivable, rather than as contra equity. Shares redeemed are reflected as a liability on the trade date. Outstanding Shares are reflected at redemption value, which is the net asset value per share at the period ended date.

Activity in redeemable capital Shares is as follows:



                                                                  Shares                             Amount
                                                                  ------                             ------

Balance at the opening of business on August [__], 2005                                              $
Shared redeemed
Shares issued
Adjustment to redemption value
Balance at close of business on August [___], 2005


4. EXPENSES

The Trust will pay to the Sponsor a Sponsor's fee that accrues daily at an annualized rate equal to 0.40% of the adjusted daily net asset value of the
Trust, paid monthly in arrears. The Sponsor has agreed to assume and pay the following administrative and marketing expenses incurred by the Trust: the
Trustee's monthly fee, NYSE listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses, and up to $100,000 per annum in legal fees and expenses. The Sponsor has also paid the costs of the Trust's organization and the initial sales of the Shares.

5. RELATED PARTIES

The Sponsor and the Trustee are related parties relative to the Trust.
Affiliates of the Trustee along with the Depository and its affiliates may from time to time act as Authorized Participants or purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

6. CONCENTRATION RISK

Substantially all of the Trust's assets are holdings of euro, which creates a concentration risk associated with fluctuations in the price of euro.
Accordingly, a decline in the price of euro will have an adverse effect on the value of the Shares of the Trust. Factors that may have the effect of causing a decline in the price of euro include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, investment and trading activities of institutions, and global or regional political, economic or financial events and situations. Substantial sales of euro by the official sector (central banks, other governmental agencies and related institutions that buy, sell and hold euro as part of their reserve assets) could adversely affect an investment in the Shares.

7. COMMITMENTS AND CONTINGENCIES

Under the Trust's organizational documents, the Sponsor is indemnified against any liability or expense it incurs without negligence, bad faith or willful misconduct on its part. The Trust's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Trust that have not yet occurred.